October 27, 2006



VIA EDGAR AND FACSIMILE

Mr. Michael Moran
Accounting Branch Chief
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re:      Gateway Energy Corporation
                  Form 10-KSB for Fiscal Year Ended December 31, 2005 Filed March 30, 2006
                  File No. 0-06404

Dear Mr. Moran:

By letter dated October 2, 2006 ("Staff Letter"), the Staff of the Securities and Exchange Commission (the "Commission") submitted comments with respect to certain disclosures contained in the Annual Report on Form 10-KSB for the year ended December 31, 2005 of Gateway Energy Corporation (the "Company"). On behalf of the Company, set forth below are the Company's responses to those comments. For your convenience, we have repeated each of the comments set forth in the Staff Letter and followed each comment with the Company's response.

          1. In future filings please disclose the principal executive and financial officers' conclusions on the effectiveness of the small business issuer's disclosure controls and procedures to be as of the end of the period covered by the report, not within 90 days prior to the filing date of the report. See Item 307 of Registration S-B.

Company Response:

               The requested disclosure will be added to all future filings.





          2. Please advise or include a complete list of the registrant's subsidiaries in your future interim and annual filings. See Item 601(b) 21) of Regulation S-b.

Company Response:

               The requested disclosure will be added to all future filings.

Mr. Michael Moran

Securities and Exchange Commission

October 27, 2006

          3. Please tell us if the loss of exclusivity to the nitrogen removal process has affected the recoverability of the capitalized license costs, if at all. We note that page eight discusses an unfavorable settlement with Advanced Extraction Technologies, Inc. (AET) on September 15, 2005 and that treating and other revenue has been consistently decreasing over the recent three-year period. In your response, please include the results of your impairment test as of your balance sheet date including the date(s) of the test, the carrying and estimated fair value amounts of the license and the method utilized to establish fair value. Also please tell us if the nonexclusive status has affected management's estimate of the useful life of the license and the basis for management's conclusion.

Company's Response:

               The loss of the exclusivity to the nitrogen removal process has not affected the recoverability of the capitalized license costs. The Company still has the ability to market the license as it did before the September 15, 2005 settlement. AET, the owner of the technology, has entered into an agreement with one other party with respect to the marketing of the nitrogen removal process, and has agreed with that party to extend such rights to no other party, effectively, limiting to two the number of parties marketing such process. Even before the September 15, 2005 settlement, there were competing processes which remove high nitrogen from gas streams. The Company, on a regular basis, speaks with parties interested in using the nitrogen removal process.

               At December 31, 2005, the Company did an impairment test on all of its assets. For the nitrogen removal process license, the net book value to operating margin was approximately 70% (NBV of $242,444 and 2005 operating margin of $347,938). At that date, the carrying value of the license was $242,444 and the fair value of the license is approximately $500,000. Our estimate of the fair value of the license was based on offers the Company has received for a third party purchase of the license from the Company.

               In addition, the change of status in the license has not affected management's estimate of the useful life of the license since the license patent continues through 2012 and the license will be fully amortized at that time.



          4. In sequential order, please describe how the back-to-back purchase and sale transaction occurs and your accounting treatment. Please tell us whether you contract to purchase gas from a supplier and take title to the natural gas before an order

Mr. Michael Moran

Securities and Exchange Commission

October 27, 2006
               is placed by your customer, and if you receive inventory price protection from any gas suppliers. Tell us about the payment and collection terms for purchased gas including if the sale price for purchased gas is collected prior to its delivery to customers, if you or the gas supplier is responsible for collecting the sales price from end user customers and if you are required to pay the full amount owed to the supplier regardless of whether the full sales price is collected from the customer. Expand your disclosure in future filings accordingly.

Company's Response:

               The Company nominates and purchases gas from a third party supplier which it has a purchase contract with. Title for the purchased is transferred to the Company at a re-delivery meter. At that point, the Company has the risk of loss. The Company takes the purchased gas and sells it to numerous customers with which it has gas sales contracts. Both the purchase and sales contracts are based on the same Index price and are for the same period of time (all sales and purchase contracts begin and end at the same time). The Company does not receive any inventory price protection from its gas suppliers.

               In a standard month, for example November, the Company will pay for the gas purchased in November on December 31st. For gas sales to customers, the gas used in November will be collected from the customers by approximately December 23rd. The Company is responsible for the collection of payments from its customers. The Company is responsible for paying the gas supplier in full even if it is unable to collect from its sales customers.

          5. Please tell us why the operating results for the Madisonville pipeline facility have been reclassified as discontinued operations taking into account you continue to maintain a majority interest in the ten inch pipeline connected to the facility. Tell us why the disposal should not be classified within continuing operations and accounted for as a disposal of a group of assets that is not a component of an entity. See paragraph 41 and 42 of SFAS No. 144 and SAB Topic 5Z. Please reconcile your explanation with the disclosure that the three, four and ten inch lines as well the Processing Agreement in the First Amended and Restated Master Agreement is all considered part of the Company's Madisonville Pipeline Facility. We refer you to page six of Form 10-KSB for the year ended December 31, 2004.

Company's Response:

               Gateway Energy sold the 3" gathering pipeline as well as the 4" injection pipeline as well as the Processing Agreement to a third party in July of 2005. In selling these assets, the Company

Mr. Michael Moran

Securities and Exchange Commission

October 27, 2006
               ceased the purchase and sale of natural gas from the processing plant. The disposal should not be classified within continuing operations as the assets which gave the Company the ability to buy and sell gas were sold. The remaining part of the Madisonvillle Pipeline Facility, the 10" 10 mile pipeline, is only used for the transportation of natural gas and the Company is paid a fixed transportation fee.

          6. Please tell us if, after the sale of Madisonville assets on July 27, 2005, you have recognized any revenue for the treatment of natural gas at the Madisonville facility. Please tell us how the sale of Madisonville has impacted your use of the capitalized license costs and the recognition of treating revenue generated by the facility, if at all.

Company's Response:

               After the July 27, 2005 asset sale, the Company has not recognized any revenue for the treatment of natural gas at the Madisonville facility. The sale of the asset has not impacted the use of the capitalized license cost as the Company still has the same ability to market the license as it has before the Madisonville project. The Company has recognized no treating revenue generated by the facility since the sale.

          7. In future filings please exclude all titles and list only the individual names of the certifying officers in your introductory paragraphs. The wording in each certification should be in the exact format provided by Item 601(b)(31) of Regulation S-B. Please confirm for us, if true, the certifications of your officers are not limited in their individual capacities by the inclusion of their professional titles.



Company's Response:

               The requested officer titles will be excluded from all future filings and will be consistent in wording provided by Item 601(b)(31) of Regulation S-B. The certifications of the Company's officers are not limited in their individual capacities.

                                   * * * * * *

   In connection with these responses, the Company acknowledges that:

          o The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Mr. Michael Moran

Securities and Exchange Commission

October 27, 2006

          o That staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

          o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   The Company appreciates the staff's efforts in assisting the Company in its compliance with applicable disclosure requirements and enhancing the overall disclosure in its filings with the Commission. If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at (713) 336-0844.


                                            Sincerely,



                                            /s/  Christopher Rasmussen
                                            -----------------------------------
                                                 Christopher Rasmussen